

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

Via E-mail
David M. Blackman
President
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re:** **Select Income REIT**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed January 26, 2012**
> **File No. 333-178720**

Dear Mr. Blackman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Distribution Policy, Page 26

1. We note your response to comment 10 of our comment letter dated January 18, 2012. Please provide us additional support for your assumption that all leases expiring in the 12 months ended September 30, 2012 will be renewed at the same rents and with insignificant cost. Please provide us data for these or similar properties on lease renewal percentages, rent rates and costs for the last three years. To the extent the historical data is different from your assumptions, please advise. In addition, please consider expanding footnote nine to provide additional support for your assumption.

Investment Policies, page 54

2.   We note your response to comment 18 of our comment letter dated January 18, 2012. Please expand your disclosure in this section to discuss in more detail the process by which you evaluate the creditworthiness of a potential new tenant and monitor the creditworthiness of your existing tenants. Please also confirm that in future filings that require disclosure pursuant to Item 303 of Regulation S-K, you will include a discussion of any material changes to your policies with respect to the creditworthiness of new tenants or material changes/trends in the credit quality of your existing tenants.

Capitalization Policy, page F-17

3.   We have considered your response to comment 26 and reviewed your revised disclosures. We note your capitalize costs during the period of development. Please revise to clarify when this period begins and ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification. In addition, in your statement of cash flows, please revise to separately present the amounts related to real estate acquisitions and improvements.

Select Income REIT

Note 2 – Summary of Significant Accounting Policies, page F-36

4.   We have considered your response to comment 29 and reviewed your revised disclosures. Please revise to also disclose your accounting policy for organizational costs. Reference is made to paragraph 720-15-25-1 of the Financial Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: John Popeo
       Margaret R. Cohen